U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON. D.C. 20549
                                   FORM 12b-25
                                                               SEC FILE NUMBER
                                                             001-13207/000-22827
                           NOTIFICATION OF LATE FILING
                                   (Check One)                   CUSIP NUMBER
                                                                 254607-10-4
           [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
           [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

           For Period Ended:  April 30, 1998

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K      [ ] Money Market Fund Rule 30b3-1 Filing

For the Transition Period Ended:  ____________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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Part I - Registrant Information
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Full Name of Registrant
                                  DISCAS, INC.
Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                             567-1 S. Leonard Street
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City, State and Zip Code
                          Waterbury, Connecticut 06708
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Part II- Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense;
[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The  accountant's  statement  or  other  exhibit  required  by
                  Rule 12b-25(c) has been attached if applicable.

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Part  III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

           The Company has been in negotiation with Futuramik Industries, Inc. for purposes of entering into a merger agreement. A letter of intent was signed on July 23, 1998. The persons responsible for filing the Company's Form 10-KSB were principal participants in the negotiation process. Accordingly, it was not possible to complete the Form 10-KSB on a timely basis. The document will be filed on or before August 14, 1998.



                                                 (Attach Extra Sheets if Needed)

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Part IV - Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.

         Ronald P. Pettirossi               (203)             753-5147
 ................................................................................
         (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                See attached Consolidated Statement of Operations
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                                  DISCAS, INC.
 ...............................................................................
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date           July 30, 1998                   By  /s/ Ronald P. Pettirossi
      -------------------------------              -----------------------------
                                                       Ronald P. Pettirossi, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                        Part IV - Other Information (3)

                                  DISCAS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)


                                                        Year ended April 30,
                                                        1997           1998
                                                    ------------   ------------
Sales                                                $5,179,668     $5,878,890
Cost of sales                                         3,982,066      5,174,399
                                                    ------------   ------------
Gross profit                                          1,197,602        704,491
                                                    ------------   ------------

Selling, general and administrative expenses          1,300,859      2,699,847
                                                    ------------   ------------
          Loss from operations                         (103,257)    (1,995,356)
                                                    ------------   ------------

Other income (expense):
  Other income                                           35,279              -
  Interest income                                             -         35,772
  Interest expense                                     (317,393)      (369,482)
                                                    ------------   ------------
          Net other expense                            (282,114)      (333,710)
                                                    ------------   ------------

Minority interest                                        36,705
                                                                             -

Loss before income taxes and extraordinary item        (348,666)    (2,329,066)

  Income tax benefit                                     36,000
                                                                             -
          Loss before extraordinary item               (312,666)    (2,329,066)
                                                    ------------   ------------

Extraordinary item - loss on extinguishment of debt           -       (287,463)
                                                    ------------   ------------
          Net loss                                  $  (312,666)   $(2,616,529)
                                                    ============   ============

Net loss per share (Basic and Diluted):
  Loss before extraordinary item                        $(.15)        $(.79)
                                                        ======        ======
  Extraordinary item                                    $  -          $(.10)
                                                        ======        ======
  Net loss                                              $(.15)        $(.89)
                                                        ======        ======